Exhibit 99.6

Appendix 3B

New Issue Announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

James Hardie Industries SE

ARBN

097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information.

Part 1 — All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

Issue of two separate classes of securities:

•      Restricted Stock Units granted: Relative TSR Restricted Stock Units are contractual entitlements to be issued Ordinary shares/CUFS upon satisfaction of certain conditions; and

•    Ordinary shares/CUFS issued.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

•      Restricted Stock Units granted: 954,705 Relative TSR Restricted Stock Units granted on 15 September 2011 (US time); and

•      Ordinary shares/CUFS issued: 760,037 ordinary shares/CUFS issued following vesting of Restricted Stock Units.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

•      Restricted Stock Units granted: Relative TSR Restricted Stock Units will vest between 3 and 5 years from the date of grant, depending on the company’s TSR performance relative to its peer group. Upon vesting, the holder of a Restricted Stock Unit will be entitled to be issued one Ordinary share/CUFS for each Restricted Stock Unit held; and

•      Ordinary shares/CUFS issued: Rank equally with issued ordinary shares/CUFS.

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 1

Appendix 3B

New Issue Announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

• Restricted Stock Units granted: Not Applicable • Ordinary shares/CUFS issued: Rank equally with issued ordinary shares/CUFS.

5	Issue price or consideration	No cash consideration was paid for the Restricted Stock Units

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

•      Restricted Stock Units granted: Relative TSR Restricted Stock Units granted as awards in FY2012 under the 2006 JHISE Long Term Incentive Plan and intended to promote the Company’s long term financial interests by encouraging senior executives to acquire an ownership position in the Company, aligning their interests with those of the Company’s security holders and encouraging and rewarding their performance; and

•      Ordinary shares/CUFS issued: Vesting of Relative TSR Restricted Stock Units granted in FY2009 following achievement of performance hurdles.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 September 2011

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	438,071,648	Ordinary shares/CUFS

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 2

Appendix 3B

New Issue Announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,042,306 4,256,471 The following Stock Options have been cancelled: 136,089 at $6.38 168,900 $8.40 8,000 at $8.90 20,123 Restricted Stock Units have also been cancelled.	Options Restricted Stock Units

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	• Restricted Stock Units granted: Not entitled to dividends • Ordinary shares/CUFS issued: Rank for dividends equally with issued ordinary shares/CUFS

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 3

Appendix 3B

New Issue Announcement

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 4

Appendix 3B

New issue Announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

Part 3 — Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000

1,001 — 5,000

5,001 — 10,000

10,001 — 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 5

Appendix 3B

New issue Announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 6

Appendix 3B

New issue Announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Marcin Firek	Date:	19 September 2011
Company secretary

Print name:	Marcin Firek

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B — Page 7